    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 2002

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------
                              LABRANCHE & CO INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                           13-4064735
 (State or other jurisdiction   (I.R.S. Employer Identification Number)
              of
incorporation or organization)

                              LABRANCHE & CO INC.
                               ONE EXCHANGE PLAZA
                         NEW YORK, NEW YORK 10006-3008
                                 (212) 425-1144
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           GEORGE M.L. LABRANCHE, IV
                              LABRANCHE & CO INC.
                               ONE EXCHANGE PLAZA
                         NEW YORK, NEW YORK 10006-3008
                                 (212) 425-1144
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR
                          SERVICE, SHOULD BE SENT TO:

       JEFFREY M. MARKS, ESQ.                WILLIAM F. GORIN, ESQ.
       STEVEN I. SUZZAN, ESQ.          CLEARY, GOTTLIEB, STEEN & HAMILTON
    FULBRIGHT & JAWORSKI L.L.P.                ONE LIBERTY PLAZA
          666 FIFTH AVENUE                  NEW YORK, NEW YORK 10006
      NEW YORK, NEW YORK 10103                  (212) 225-2000
          (212) 318-3000                   FACSIMILE: (212) 225-3999
     FACSIMILE: (212) 318-3400                           2) 225-3999

                            ------------------------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                PROPOSED              PROPOSED
                                                                MAXIMUM               MAXIMUM
      TITLE OF EACH CLASS OF             AMOUNT TO          AGGREGATE PRICE          AGGREGATE             AMOUNT OF
   SECURITIES TO BE REGISTERED         BE REGISTERED          PER UNIT(1)        OFFERING PRICE(1)      REGISTRATION FEE
Common stock, $.01 par value per
  share...........................    4,025,000 shares           $34.07           $137,131,750.00          $12,616.12

(1) The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is the average of the high and low sales prices of the common stock of LaBranche & Co Inc. as reported by the New York Stock Exchange on January 17, 2002.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED JANUARY 18, 2002

PROSPECTUS

                                     [LOGO]

                                3,500,000 SHARES
                                  COMMON STOCK

                                   ---------

    This prospectus relates to an aggregate of up to 3,500,000 shares (or 4,025,000 shares if the over-allotment option described in the trust prospectus referred to below is exercised in full) of LaBranche & Co Inc. common stock that are beneficially owned by the selling stockholders identified in this prospectus, which may be delivered by DECS Trust IX to holders of DECS securities of the trust. The selling stockholders acquired the shares of our common stock to which this prospectus relates in connection with our reorganization from partnership to corporate form prior to the initial public offering of our common stock in August 1999.

    We will receive no portion of the proceeds from the sale of the shares of our common stock offered through this prospectus or from the sale of the DECS securities.

    The DECS securities are being sold by the trust in an offering described in a separate prospectus of the trust. This prospectus relates only to the shares of our common stock that may be delivered upon exchange of the DECS securities. We take no responsibility for any information included in or omitted from the trust prospectus. The trust prospectus does not constitute a part of, and is not incorporated by reference into, this prospectus.

    LaBranche & Co Inc.'s common stock is listed on the New York Stock Exchange under the symbol "LAB." The last reported sale price of our common stock on the New York Stock Exchange on January 17, 2002 was $33.74 per share.

                                 --------------

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

            , 2002.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                              -------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      1

Forward Looking Statements..................................      6

Risk Factors................................................      7

Price Range of Our Common Stock.............................     17

Capitalization..............................................     18

Use of Proceeds.............................................     19

Dividend Policy.............................................     19

Business....................................................     20

Management..................................................     34

Selling Stockholders........................................     36

Plan of Distribution........................................     38

Legal Matters...............................................     39

Experts.....................................................     39

Where You Can Find More Information.........................     39

Incorporation Of Certain Documents By Reference.............     39

                              -------------------

                                    SUMMARY

    THE SUMMARY HIGHLIGHTS KEY INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND IN DOCUMENTS WE HAVE INCORPORATED IN THIS PROSPECTUS BY REFERENCE. IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS," AND THE DOCUMENTS INCORPORATED IN THIS PROSPECTUS BY REFERENCE, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS, AND THE OTHER DOCUMENTS TO WHICH THIS PROSPECTUS REFERS, BEFORE MAKING AN INVESTMENT DECISION.

    THE TERMS "WE," "US" AND "OUR," WHEN USED IN THIS PROSPECTUS, REFER TO LABRANCHE & CO INC. AND ITS SUBSIDIARIES. THE FOLLOWING DESCRIPTION OF OUR BUSINESS CONTAINS FORWARD LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD LOOKING STATEMENTS AS A RESULT OF SOME FACTORS. SEE "RISK FACTORS."

                                  OUR COMPANY

    We are a holding company that is the sole member of LaBranche & Co. LLC and owns all the outstanding stock of LaBranche Financial Services, Inc. Founded in 1924, our principal operating subsidiary, LaBranche & Co. LLC, is one of the oldest and largest specialist firms on the NYSE. We also act as a specialist in stocks and options on the AMEX. As a specialist, our role is to maintain, as far as practicable, a fair and orderly market in our specialist stocks. In doing so, we provide a service to our listed companies, and to the brokers, traders and their respective customers who trade in our specialist stocks. We believe that, as a result of our commitment to providing high quality specialist services, we have developed a strong reputation among our constituencies, including investors, members of the Wall Street community and our listed companies.

    Our LaBranche Financial Services, Inc. subsidiary is a clearing broker for customers of introducing brokers, provides direct access floor brokerage services to institutional customers, provides securities clearing and other related services to individual and institutional clients, including traders, professional investors and broker-dealers, and provides front-end order execution, analysis and reporting solutions for the wholesale securities dealer market.

    Our business has grown considerably during the past five years. Our revenues have increased from approximately $49.9 million in 1996 to $424.1 million in 2001, representing a compound annual growth rate of 53.4%. We have accomplished our growth both internally and through acquisitions. For example, since the NYSE implemented the current specialist allocation process in March 1997, we have been selected by 87 new listed companies, resulting from 178 listing interviews. In addition, we have acquired ten specialist operations since 1997, adding over 550 NYSE and AMEX common stocks and 107 AMEX-listed options for which we act as the specialist. During the past five years, we also have increased the scope of our business, as illustrated by the following data, much of which has been obtained from the NYSE:

    - the annual dollar volume on the NYSE of stocks for which we acted as specialist increased to $2.5 trillion in 2001, from $201.4 billion in 1996. Based on these dollar volumes, we were the largest NYSE specialist firm in 2001 as compared to the sixth largest in 1996;

    - the annual share volume on the NYSE of stocks for which we act as specialist increased to 76.0 billion in 2001, from 5.6 billion in 1996. Based on these share volumes, we were the largest NYSE specialist firm in 2001 as compared to the fourth largest in 1996; and

    - the total number of our NYSE common stock listings increased to 591 as of December 31, 2001, from 132 as of December 31, 1996. Based on the number of our NYSE common stock listings, we were the largest NYSE specialist firm as of December 31, 2001 as compared to the fourth largest as of December 31, 1996. In addition, we act as the specialist for 266 other NYSE-listed securities (e.g., preferred and convertible securities) and for 57 stocks and 122 options on the AMEX.

    As of December 31, 2001, our listed companies included:

    - 104 of the S&P 500 Index companies; and

    - nine of the 30 companies comprising the Dow Jones Industrial Average. These listed companies are American Express Company, AT&T, DuPont, Eastman Kodak, Exxon Mobil, Merck, Minnesota Mining & Manufacturing, Philip Morris and SBC Communications.

THE NYSE SPECIALIST

    All trading of securities on the NYSE is conducted through an auction process. The auction process for each security is managed by the specialist for that security. The specialist is a broker-dealer who applies for and, if accepted, is assigned the role to maintain a fair and orderly market in its specialist stocks. The number of specialist units on the NYSE has decreased from 37 at December 31, 1996 to nine at December 31, 2001. A recently announced transaction, if consummated, would further reduce the number of specialist units on the NYSE to eight. Of the nine specialist units, the three largest specialist units as ranked by their number of specialist stocks were responsible for approximately 56.0% and 69.6% of dollar trading volume in 2000 and 2001, respectively.

    A specialist firm is granted the franchise by the exchange of which it is a member to conduct the auction in each security listed on that exchange. Specialist firms conduct their auctions at specific trading posts located on the floor of the exchange. Because the specialist firm runs the auction in its specialist stocks, it knows of all bids and offers in those stocks and gathers orders to price its stocks appropriately.

OUR COMPETITIVE POSITION

    We are committed to providing the highest quality service to our various constituencies. We believe our success is based on the following factors:

    - our leading position in the specialist market;

    - our diverse and high-quality specialist stocks;

    - our strong market-making skills;

    - our innovative customer-oriented services; and

    - our ability to successfully integrate the companies we have acquired.

RISK MANAGEMENT

    Because our specialist activities expose our capital to significant risks, managing these risks is a constant priority for us. Our central role in the auction process helps us to reduce risks by enabling us to incorporate up-to-date market information in the management of our inventory, subject to our specialist obligations. In addition, we have developed a risk management process which is designed to balance our ability to profit from our specialist activities with our exposure to potential losses. Our risk management process includes participation from our executive operating committee, our floor management committee, our floor team captains and our specialists.

AMEX SPECIALIST ACTIVITIES

    In December 2000, we purchased the assets and operations of an AMEX options specialist unit and run this business through our LaBranche & Co. LLC subsidiary. In August 2001, we expanded our AMEX specialist activities by purchasing the assets and operations of another AMEX specialist firm, Cranmer & Cranmer, Inc. These transactions enhance our commitment to the listed auction market and are important steps in the implementation of our growth and diversification strategy. Our AMEX specialist unit acts as the specialist in 57 stocks and 122 options.

                            ------------------------

    Our executive offices are located at One Exchange Plaza, New York, New York 10006, and our telephone number is (212) 425-1144.

                              RECENT DEVELOPMENTS

RESULTS OF OPERATIONS

    On January 18, 2002, we released our unaudited results of operations for the fourth quarter and the year ended December 31, 2001. We reported revenues of $124.5 million for the fourth quarter of 2001, compared to revenues of $97.3 million for the same period in 2000. We also reported net income available to common shareholders of $17.9 million for the fourth quarter of 2001, compared to $22.3 million for the same period in 2000. We reported revenues of $424.1 million for the year ended December 31, 2001, compared to revenues of $344.8 million for the year ended December 31, 2000. We also reported net income available to common shareholders of $64.1 million for the year ended
December 31, 2001, compared to $81.9 million for the year ended December 31, 2000.

OFFER TO REPURCHASE PREFERRED STOCK

    On January 18, 2002, we commenced an offer to purchase up to 30,000 shares of our Series A preferred stock ($1,000 liquidation preference per share). These shares were issued in March 2001 in connection with our acquisition of ROBB PECK McCOOEY Financial Services, Inc. The offer consideration per share is $1,000, plus accrued and unpaid dividends to the date of purchase.

                                  THE OFFERING

    The selling stockholders have advised us that, in connection with this offering, they intend to enter into prepaid forward contracts with DECS Trust IX, under which the trust will agree to purchase from the selling stockholders
on the exchange date, which is initially             , 2005 but may be extended
to             , 2005, an aggregate of up to 3,500,000 shares of our common stock beneficially owned by them (excluding up to 525,000 additional shares that are subject to an over-allotment option), subject to the terms and conditions set forth in the prepaid forward contracts. Until the exchange date, the selling stockholders will continue to beneficially own and vote these shares of our common stock, subject to the provisions of the stockholders' agreement, as amended, to which they and we are parties. We understand that the trust will concurrently sell an aggregate of 3,500,000 DECS securities (excluding up to 525,000 additional DECS securities that are subject to an over-allotment option). George M.L. LaBranche, IV (Michael LaBranche), our Chairman, Chief Executive Officer and President, and James G. Gallagher, our Executive Vice President, will not be selling any of their shares of common stock in this offering or the DECS securities offering. We will receive no portion of the proceeds from this transaction. Please refer to the section in this prospectus entitled "Selling Stockholders."

    This prospectus relates to the 3,500,000 shares of our common stock that may be distributed by the trust to the holders of the DECS securities on the exchange date or upon the earlier dissolution of the trust in certain circumstances. This prospectus also relates to the up to 525,000 additional shares of our common stock that may be distributed by the trust to the holders of the DECS securities issued upon the exercise of the over-allotment option granted to the underwriters of the DECS securities.

    The DECS securities are being sold by the trust in an offering described in the separate prospectus of the trust. This prospectus relates only to the shares of our common stock that may be delivered upon exchange of the DECS securities. WE TAKE NO RESPONSIBILITY FOR ANY INFORMATION INCLUDED IN OR OMITTED FROM THE TRUST PROSPECTUS. The trust prospectus does not constitute a part of, and is not incorporated by reference into, this prospectus.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    Our summary historical consolidated financial data set forth below for each year in the five-year period ended December 31, 2000 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The summary historical consolidated financial data for the nine months ended September 30, 2001 and 2000 were derived from our unaudited consolidated financial statements. Management believes the unaudited historical consolidated financial statements contain all adjustments needed to present fairly the information contained in those statements, and the adjustments made consist only of normal recurring adjustments. The results of operations for the nine month period ended
September 30, 2001 are not necessarily indicative of the results of operations for the full year. You should read our summary historical consolidated financial data set forth below in conjunction with the consolidated financial statements and related notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of our Form 10-K for the year ended December 31, 2000 and our Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2001, each of which is incorporated in this prospectus by reference.

                                                                                                                  NINE MONTHS
                                                                                                                     ENDED
                                                                     YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                                       ----------------------------------------------------   -------------------
                                                         1996       1997       1998       1999       2000       2000       2001
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)                          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
Net gain on principal transactions...................  $37,113    $47,817    $ 95,048   $150,971   $282,948   $203,174   $242,081
Commissions..........................................   10,180     15,186      26,576     37,222     45,381     32,367     43,602
Other................................................    2,643      4,637       4,787     12,844     16,480     11,995     13,958
                                                       -------    -------    --------   --------   --------   --------   --------
Total revenues.......................................   49,936     67,640     126,411    201,037    344,809    247,536    299,641
                                                       =======    =======    ========   ========   ========   ========   ========
Income before managing directors' compensation,
  limited partners' interest in earnings of
  subsidiary and provision for income taxes..........   32,783     47,732      91,635    134,468    166,577    120,393    113,041
Net Income...........................................  $(1,692)   $ 1,489    $  2,660   $ 29,034   $ 81,923   $ 59,629   $ 51,379
                                                       =======    =======    ========   ========   ========   ========   ========
Diluted earnings per share...........................       --    $  0.14    $   0.11   $   0.72   $   1.69   $   1.24   $   0.83
                                                       =======    =======    ========   ========   ========   ========   ========
OTHER DATA:
Number of our NYSE common stock listings.............      132        202         284        271        386        395        536
Total share volume on the NYSE of our specialist
  stocks
  (in billions)......................................      5.6       10.9        20.0       25.7       52.7       39.6       54.4
Total dollar volume on the NYSE of our specialist
  stocks (in billions)...............................  $ 201.4    $ 476.7    $  950.4   $1,209.3   $2,213.2   $1,742.2   $1,885.9
NYSE average daily trading share volume (in
  millions)..........................................  $ 412.0    $ 526.9    $  673.6   $  809.2   $1,041.6   $1,013.9   $1,223.4

                                                                                 AS OF                                AS OF
                                                                              DECEMBER 31,                        SEPTEMBER 30,
                                                         ------------------------------------------------------   -------------
                                                           1996       1997       1998       1999        2000          2001
                                                         --------   --------   --------   --------   ----------   -------------
                                                                             (IN THOUSANDS)                        (UNAUDITED)
BALANCE SHEET DATA:
Cash and short term investments........................  $16,479    $ 17,989   $ 25,822   $109,196   $  289,941    $  422,460
Working capital........................................   27,694      62,562    104,250    229,454      366,527       483,764
Total assets...........................................   78,918     157,754    272,201    505,896    1,004,122     1,978,168
Total long-term indebtedness(1)........................    2,919      31,423     48,073    162,330      397,828       414,221
Members' capital/stockholders' equity(2)...............   13,735      37,658     77,093    251,972      370,901       882,556

------------------------------

(1) Excludes subordinated liabilities related to contributed exchange memberships.

(2) Members' capital includes the membership interests contributed to us by our managing directors prior to our initial public offering in August 1999.

                           FORWARD LOOKING STATEMENTS

    This prospectus includes or incorporates forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates," and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors," that we believe could cause our actual results to differ materially from the forward looking statements that we make. The forward looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update any forward-looking statement we make.

                                  RISK FACTORS

    BEFORE INVESTING IN OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED IN THIS PROSPECTUS BY REFERENCE.

OUR REVENUES MAY DECREASE DUE TO CHANGES AFFECTING THE ECONOMY, SUCH AS INCREASES IN INTEREST RATES OR INFLATION, OR CHANGES AFFECTING THE SECURITIES MARKETS, SUCH AS DECREASED VOLUME OR LIQUIDITY.

    An adverse change affecting the economy or the securities markets could result in a decline in market volume or liquidity. This would result in lower revenues from our specialist and other activities. Historically, increases in our revenues have resulted primarily from significant increases in the volume of trading on the NYSE and favorable conditions in the securities markets. More recently, however, the economy has begun to slow and financial markets have become less prosperous in comparison to the past several years. If this causes a decline in market volume, or if market liquidity becomes compromised, our revenues could decline and our results of operations could be adversely affected.

OUR RESULTS MAY FLUCTUATE SIGNIFICANTLY.

    Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

    - a decrease in trading volume on the NYSE and the AMEX;

    - volatility in the equity securities markets; and

    - changes in the value of our securities positions.

    Many elements of our cost structure do not decline if we experience reductions in our revenues. As a result, if market conditions cause our revenues to decline, we may be unable to adjust our cost structure on a timely basis and we could suffer losses.

SUSTAINED DECLINES IN PRICE LEVELS OF SECURITIES COULD CAUSE US TO INCUR LOSSES.

    Adverse changes in the economy and the securities markets could lead to lower price levels of securities. Sustained declines in these price levels may result in:

    - losses from declines in the market value of securities held in our accounts;

    - the failure of buyers and sellers of securities to fulfill their settlement obligations; and

    - increases in claims and litigation.

RISKS ASSOCIATED WITH OUR TRADING TRANSACTIONS COULD RESULT IN TRADING LOSSES.

    A majority of our specialist-related revenues are derived from trading by us as principal. We may incur trading losses relating to these activities since each such trade primarily involves the purchase, sale or short sale of securities for our own account. In any period, we may incur trading losses in a significant number of our specialist stocks for a variety of reasons, including price declines of our specialist stocks, lack of trading volume in our specialist stocks and the required performance of our specialist obligations. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any downward price movement in these securities will result in a reduction of our revenues and operating profits. We also operate a proprietary trading desk separately from our specialist operations, which represented 0.5% of our total revenues in 2000 and 0.3% of our total revenues in 2001. We may incur trading losses as a result of these trading activities.

    Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or completely limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully or avoid trading losses.

SPECIALIST RULES MAY REQUIRE US TO MAKE UNPROFITABLE TRADES OR TO REFRAIN FROM MAKING PROFITABLE TRADES.

    When we trade as principal, we attempt to derive a profit from the difference between the prices at which we buy and sell securities. Our role as a specialist, at times, requires us to make trades that adversely affect our profitability. In addition, as a specialist, we are at times required to refrain from trading for our own account in circumstances in which it may be to our advantage to trade. For example, we may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, we may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, we hold varying amounts of securities in inventory. In addition, specialists generally may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, we are subject to risk. Additionally, the NYSE and the AMEX periodically amend their rules and may make the rules governing our activities as a specialist more stringent or may implement changes which could adversely affect our trading revenues.

WE DEPEND SIGNIFICANTLY ON REVENUES FROM OUR NYSE SPECIALIST ACTIVITIES WITH RESPECT TO A SMALL GROUP OF LISTED COMPANIES, AND THE LOSS OF ANY OF THEM COULD REDUCE OUR REVENUES.

    Historically, a relatively small number of listed companies have accounted for a significant portion of our revenues from our NYSE specialist trading activities. The loss of any of these listed companies could have an adverse effect on our revenues. For the years ended December 31, 1999, 2000 and 2001, transactions in our 10 most actively traded NYSE specialist stocks accounted for approximately 44.2%, 38.7% and 28.2% of our total principal revenues, respectively. We cannot assure you that we will be able to retain these or other listed companies. We can lose these listed companies if they cease to be traded on the NYSE as a result of being acquired or otherwise delisted. In addition, if the NYSE were to determine that we have failed to fulfill our obligations as specialist for a listed company, our registration as a specialist for that listed company could be canceled or suspended.

WE DEPEND PRIMARILY ON OUR SPECIALIST ACTIVITIES, AND IF THEY FAIL TO GROW AS ANTICIPATED, IT WOULD HARM OUR REVENUES.

    We derive a large majority of our revenues from specialist activities. If demand for our specialist services fails to grow, grows more slowly than we currently anticipate or declines, our revenues would be adversely affected. We expect our specialist activities to continue to account for a vast majority of our revenues for the foreseeable future. Our future success will depend on:

    - continued growth in the volume of trading and the number of listings on the NYSE and the AMEX;

    - our ability to be chosen as specialist for additional listing companies;

    - our ability to respond to regulatory and technological changes; and

    - our ability to respond to changing demands in the marketplace.

WE MAY HAVE DIFFICULTY SUCCESSFULLY MANAGING OUR GROWTH.

    Our business has grown significantly over the past five years, primarily due to acquisitions we have made during this period. Our inability to successfully and timely integrate the operations and personnel of the businesses we have acquired could have an adverse effect on our business, financial condition and/or operating results. If the benefits of these acquisitions do not meet the expectations of investors or financial or industry analysts or if we do not successfully manage our growth, the market price of our common stock may decline. The growth of our business has increased the demands upon our management and operations. This growth has required, and will continue to require, us to increase our investment in management personnel, financial and management systems and controls, and facilities. The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented formal compliance procedures which are regularly updated. Our future operating results will depend on our ability to continue:

    - to improve our systems for operations, financial control, and communication and information management;

    - to refine our compliance procedures and enhance our compliance oversight;

    - to maintain a relationship with the customers of the firms we recently acquired (I.E., the companies in whose stocks they made a market prior to the acquisitions), as well as our ability to maintain our customer base;

    - to successfully integrate acquired firms' technologies; and

    - to retain and incentivize our employees.

TRADING THROUGH SPECIALISTS COULD BE REPLACED BY ALTERNATIVE TRADING SYSTEMS WHICH COULD REDUCE OUR REVENUE.

    Alternative trading systems could reduce the levels of trading of NYSE-listed and AMEX-listed securities executed through specialists. This, in turn, could have an adverse effect on our revenues. Over the past few years, a number of alternative trading systems have developed or emerged which may compete with specialists by increasing trading in NYSE-listed and AMEX-listed securities off the NYSE and AMEX trading floors and in over-the-counter markets. In the future, similar new systems may continue to be developed and placed in operation.

WE HAVE SIGNIFICANT INDEBTEDNESS AND INTEREST PAYMENT OBLIGATIONS.

    As of December 31, 2001, we had outstanding total consolidated debt in the principal amount of approximately $431.5 million. These calculations of debt exclude subordinated liabilities related to contributed exchange memberships. LaBranche & Co. LLC also has the ability to borrow $200.0 million under a revolving credit facility with a U.S. commercial bank. We also may need to incur additional debt in the future for working capital or to complete acquisitions, even though our existing debt obligations impose some limits on our ability to do so. Our significant level of debt could have important consequences, including the following:

    - our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes may be impaired;

    - our ability to use operating cash flow in other areas of our business will be limited because we must dedicate a substantial portion of these funds to make principal and interest payments;

    - we may be hindered from competing with other firms in our industry; and

    - our amount of debt may limit our flexibility to adjust to changing market conditions, changes in our industry and economic downturns.

    Our ability to satisfy our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to meet our debt obligations, we will need to refinance our debt obligations, obtain additional financing or sell assets. We cannot be sure that our business will generate cash flow or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

    Further, LaBranche & Co. LLC is a broker-dealer and a specialist regulated by the SEC, the NYSE and the AMEX. Such regulations include strict rules regarding capital requirements and approval for withdrawals of capital from, and in some cases, other distributions by, a broker-dealer. These regulations could prevent us from obtaining funds necessary to satisfy our obligations to pay interest on or repay our indebtedness.

OUR ABILITY TO TAKE ACTIONS MAY BE RESTRICTED BY THE TERMS OF OUR INDEBTEDNESS.

    The covenants in our existing debt agreements, including LaBranche & Co. LLC's credit agreement with a U.S. commercial bank, the note purchase agreements relating to LaBranche & Co. LLC's senior subordinated indebtedness, the indentures governing our senior notes and senior subordinated notes and any future financing agreements, may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. These covenants limit or restrict our ability and the ability of our subsidiaries to:

    - incur additional debt;

    - pay dividends and make distributions;

    - repurchase our securities;

    - make certain investments;

    - create liens on our assets;

    - transfer or sell assets;

    - enter into transactions with affiliates;

    - issue or sell stock of subsidiaries; or

    - merge or consolidate.

    In addition, the credit agreement and the note purchase agreements also require LaBranche & Co. LLC to comply with certain financial ratios.
LaBranche & Co. LLC's ability to comply with these ratios may be affected by events beyond our or its control. If any of the covenants in the credit agreement, the note purchase agreements or the indentures relating to our senior notes and senior subordinated notes is breached, or if LaBranche & Co. LLC is unable to comply with required financial ratios, it may be in default under the credit agreement or the note purchase agreements and we may be in default under the indentures relating to our senior notes and senior subordinated notes. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. Compliance with the covenants is also a condition to borrowings under the credit agreement.

WE ARE REQUIRED TO TAKE ACTIONS UPON THE OCCURRENCE OF A CHANGE OF CONTROL.

    Upon the occurrence of a change of control, we will be required to offer to repurchase all of our outstanding senior notes and senior subordinated notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. Certain important corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a change of control. If a change of control were to occur, it is possible that we would not have sufficient funds to repurchase our outstanding senior notes and senior subordinated notes or that restrictions in LaBranche & Co. LLC's credit agreement, the note purchase agreements relating to LaBranche & Co. LLC's senior subordinated indebtedness, the indentures governing our senior notes and senior subordinated notes will not allow such repurchases. Furthermore, a change of control will most likely trigger a default under LaBranche & Co. LLC's credit agreement, the note purchase agreements relating to LaBranche & Co. LLC's senior subordinated indebtedness and the indentures governing our senior notes and senior subordinated notes. To the extent we do not have sufficient funds to meet our repurchase obligations and any other obligations in respect of the credit agreement, the note purchase agreements and the indentures relating to our senior notes and senior subordinated notes, we would necessarily seek third-party financing. However, it is possible that we will not be able to obtain such financing.

WE MAY HAVE INSUFFICIENT CAPITAL IN THE FUTURE AND MAY BE UNABLE TO SECURE ADDITIONAL FINANCING WHEN WE NEED IT.

    Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that additional financing will be available on a timely basis, or on terms favorable to us. Historically, we have satisfied these needs with internally generated funds, our bank credit facilities and the issuance of subordinated debt by our operating subsidiaries and the issuance of senior notes, senior subordinated notes and common stock. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements for the foreseeable future.

    We may, however, need to raise additional funds to:

    - increase the capital available to us for our inventory positions;

    - support more rapid expansion;

    - acquire complementary businesses; or

    - respond to unanticipated capital requirements.

    We may be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market decline.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ACCURATELY PROCESS AND RECORD OUR TRANSACTIONS, AND ANY FAILURE TO DO SO COULD SUBJECT US TO LOSSES.

    Our specialist activities require us to accurately record and process a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could cause substantial losses for brokers, their customers and/or us and could subject us to claims for losses. We rely on our staff to operate and maintain our information and communications systems properly, and we depend on the integrity and performance of those systems. Our recording and processing of trades is subject to human and processing errors. Moreover, extraordinary trading volume or other events could cause our information and communications systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our information systems or any other systems in the trading process could cause us to fail to complete transactions or could cause brokers who place trades through us to suffer delays in trading.

RECENT TERRORIST ATTACKS HAVE CONTRIBUTED TO ECONOMIC INSTABILITY IN THE UNITED STATES; CONTINUED TERRORIST ATTACKS, WAR OR OTHER CIVIL DISTURBANCES COULD LEAD TO FURTHER ECONOMIC INSTABILITY AND DEPRESS OUR STOCK PRICE.

    On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, with the attacks in New York City particularly affecting our operations. These attacks may cause long-term instability in the global financial markets. This instability has resulted in a slowdown in the employment sector as companies assess the impact of the attacks on their operations and on their employment needs. The United States is also currently conducting military operations in response to the terrorist attacks. These attacks and the United States military campaign may lead to substantial armed hostilities or to further acts of terrorism and civil disturbances in the United States or elsewhere, which may contribute further to economic instability in the United States and could have a material adverse effect on our business, financial condition and operating results.

    In addition, our offices are located in close proximity to the terrorist attacks on the World Trade Center on September 11, 2001. The aftermath of the attacks on the World Trade Center and the resulting air-quality issues in our building required us to close our operations and temporarily relocate our offices. The NYSE also was forced to stop operating for four consecutive trading days, which caused our operations to halt and could have compromised the liquidity of that market during closure. If additional terrorist attacks occur in close proximity to our offices, or upon our office buildings, the NYSE or the AMEX, we could be forced to relocate for a longer period of time, or permanently. Furthermore, additional terrorist attack in New York City, or on our buildings, the NYSE or the AMEX, or additional armed hostilities within the United States, could cause significant delays or stoppages in our business activities, which would significantly harm our revenues and profits.

OUR INFORMATION OR COMMUNICATION SYSTEMS MAY FAIL AND INTERRUPT OUR BUSINESS.

    Any information or communication systems failure or decrease in information or communications systems performance that causes interruptions in our operations could have an adverse effect on our business, financial condition and/or operating results. Our systems may fail as a result of:

    - hardware or software failure; or

    - power or telecommunications failure.

    The September 11, 2001 terrorist attacks, particularly the attacks on the World Trade Center, caused a temporary lapse in our information and communications systems. It is possible that additional terrorist attacks may occur in the future without warning and that such attacks could compromise or disable our systems. Although we have established a back-up disaster recovery center in New Jersey, it may not be effective in preventing an interruption of our business. It is also possible that any future terrorist activities or an act of war in retaliation against the current United States military campaign could harm our operations and/or disaster recovery center, which could significantly harm our business.

WE DEPEND ON THE NYSE, THE AMEX AND CLEARING AND DEPOSITORY INSTITUTIONS TO EFFECT TRADES, AND THEIR FAILURE TO PERFORM COULD SUBJECT US TO LOSSES.

    We are dependent on the proper and timely function of complex information and communications systems maintained and operated by or for the NYSE, the AMEX and clearing and depository institutions. Failures or inadequate or slow performance of any of those systems could adversely affect our ability to operate and complete trades. The chances of such failures or inadequacies would likely escalate if there are additional terrorist attacks in New York City, the United States or elsewhere or if the current United States military campaign becomes a widespread war. The failure to complete trades on a timely basis could subject us to losses and claims for losses of brokers and their customers.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO UPGRADE OUR INFORMATION AND COMMUNICATIONS SYSTEMS, AND ANY FAILURE TO DO SO COULD HARM OUR BUSINESS AND PROFITABILITY.

    The development of complex communications and new technologies, including Internet-based technologies, may render our existing information and communications systems outdated. In addition, our information and communications systems must be compatible with those of the NYSE and the AMEX. As a result, if the NYSE or the AMEX upgrades its systems, we will need to make corresponding upgrades. Our future success will depend on our ability to respond to changing technologies on a timely and cost-effective basis. We cannot be sure that we will be successful in upgrading our information and communications systems on a timely or cost-effective basis. Our failure to do so could have an adverse effect on our business, financial condition and/or operating results.

    The NYSE's ability to develop information and communications systems and complex computer and other technology systems has been instrumental in its recent growth and success. We are dependent on the continuing development of technological advances by the NYSE and the AMEX, a process over which we have no control. If the NYSE for any reason is unable to continue its recent history of computer-related and other technological developments and advances, it could have an adverse effect on the success of the NYSE, including its ability to grow, to manage its trading volumes and to attract new listings. Any such developments can be expected to adversely affect our operations, financial condition and operating results.

IF WE LOSE THE SERVICES OF OUR KEY PERSONNEL OR CANNOT HIRE ADDITIONAL QUALIFIED PERSONNEL, OUR BUSINESS WILL BE HARMED.

    Our future success depends on the continued service of key employees, particularly Michael LaBranche, our Chairman, Chief Executive Officer and President. The loss of the services of any of our key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition and/or operating results. We have employment agreements with Mr. LaBranche and other key employees. We also maintain "key person" life insurance policies on Mr. LaBranche and other key employees. Competition for key personnel and other highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract new or retain currently employed highly qualified personnel in the future.

    In connection with our 1999 reorganization from partnership to corporate form and initial public offering of our common stock, a number of our current managing directors received substantial amounts of our common stock in exchange for their partnership interests. Because the shares of common stock were received in exchange for partnership interests, ownership of the shares is not dependent upon the continued employment of those managing directors. In addition, many of our employees who are not managing directors have received grants of stock options and restricted stock units. The steps we have taken to encourage the continued service of these individuals, who include key senior personnel, may not be effective.

WE ARE SUBJECT TO INTENSE COMPETITION FOR NEW LISTINGS, AND OUR PROFITABILITY WILL SUFFER IF WE DO NOT COMPETE EFFECTIVELY.

    We cannot be sure that we will be able to compete effectively with current or future competitors. Our failure to compete effectively would have an adverse effect on our profitability. We obtain all our new listings on the NYSE by going through an allocation process. In this process, either a committee of the NYSE or the listing company chooses the specialist. The competition for obtaining new listing companies is intense. We expect competition to continue and intensify in the future. Some of our competitors may have significantly greater financial and other resources than we have and may have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listing company requirements. They also may be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from this consolidation may have a stronger capital base. This trend has intensified the competition in our industry. Finally, the NYSE retains the ability to name new specialist firms.

THE FAILURE BY US OR OUR EMPLOYEES TO COMPLY WITH APPLICABLE LAWS AND REGULATIONS COULD RESULT IN SUBSTANTIAL FINES AND OTHER PENALTIES.

    The securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NYSE, the AMEX, other self-regulatory organizations, commonly referred to as SROs, and state securities commissions require strict compliance with their respective rules and regulations. Failure to comply with any of these laws, rules or regulations could result in serious adverse consequences. We and our officers and employees may be subject in the future to claims arising from acts in contravention of these laws, rules and regulations. An adverse ruling against us and/or our officers and other employees as a result of any of these claims could result in us and/or our officers and other employees being required to pay a substantial fine or settlement. It could also result in the suspension or revocation of our registration with the SEC as a broker-dealer or our suspension or expulsion as a member firm of the NYSE and the AMEX. If this occurred, we would be unable to operate our business. As a result of our recent acquisitions, the number of our employees has increased significantly, and our lack of experience working with these employees increases the risk that we will not detect or deter employee misconduct.

THE REGULATORY ENVIRONMENT IN WHICH WE OPERATE MAY CHANGE, MAKING IT DIFFICULT FOR US TO REMAIN IN COMPLIANCE.

    The regulatory environment in which we operate is subject to change which we cannot predict. It may be difficult for us to comply with new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities and SROs, including the NYSE and the AMEX. Failure to comply would have an adverse effect on our business, financial condition and/or operating results. Changes in the interpretation or enforcement of existing laws and rules by the SEC, these governmental authorities, SROs, the NYSE and the AMEX also could have an adverse effect on our business, financial condition and/or operating results.

FAILURE TO COMPLY WITH NET CAPITAL AND NET LIQUID ASSET REQUIREMENTS MAY RESULT IN THE REVOCATION OF OUR REGISTRATION WITH THE SEC OR OUR EXPULSION FROM THE NYSE.

    The SEC, the NYSE, the AMEX and various other regulatory agencies have stringent rules with respect to the maintenance of minimum levels of capital and net liquid assets by securities brokers-dealers as well as specialist firms. Effective October 30, 2000, the NYSE increased its minimum net liquid asset requirements. LaBranche & Co. LLC currently is required to maintain minimum net liquid assets of approximately $446.0 million. Failure to maintain the required net capital and net liquid assets may subject us to suspension or revocation of our SEC registration or suspension or expulsion by the NYSE and/or the AMEX. If this occurred, we would be unable to operate our business. In addition, a change in these rules, the imposition of new rules or any unusually large requirement or charge against our regulatory capital could limit any of our operations that require the intensive use of capital. These rules could also restrict our ability to withdraw capital from LaBranche & Co. LLC. Any limitation on our ability to withdraw capital from LaBranche & Co. LLC could limit our ability to pay cash dividends, repay debt and repurchase shares of our outstanding stock. A substantial market decline, a significant operating loss or any unusually large requirement or charge against regulatory capital could adversely affect our ability to expand or even maintain our present levels of business, which could have an adverse effect on our business, financial condition and/or operating results.

EMPLOYEE MISCONDUCT IS DIFFICULT TO DETECT AND DETER AND COULD RESULT IN LOSSES.

    There have been a number of highly publicized cases involving fraud, stock manipulation or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.

WE ARE SUBJECT TO RISK RELATING TO LITIGATION AND POTENTIAL SECURITIES LAWS LIABILITY.

    Many aspects of our business involve substantial risks of liability. A specialist is exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC, the NYSE and the AMEX. We also are subject to the risk of litigation and claims that may be without merit. We could incur significant legal expenses in defending ourselves against such lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition and/or operating results.

COUNTERPARTIES MAY FAIL TO PAY US.

    As a specialist in listed stocks, our securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The NYSE, the AMEX and the clearing houses monitor the credit standing of the counterparties with which we conduct business. However, we cannot assure you that any of these counterparties will not default on their obligations. If any do, our business, financial condition and/or operating results could be adversely affected.

SOME OF OUR EXECUTIVE OFFICERS ARE IN A POSITION TO CONTROL MATTERS REQUIRING A STOCKHOLDER VOTE.

    Certain of our managing directors, including the selling stockholders, who currently own approximately 58.6% of our outstanding common stock have entered into a stockholders' agreement under which they have agreed, among other things, that their shares of our common stock will be voted, for as long as they own their shares, as directed by a majority vote of Michael LaBranche, our Chairman, Chief Executive Officer and President, James G. Gallagher and Alfred O. Hayward, Jr., each an executive officer and director. Accordingly, these individuals have the ability to control all matters requiring approval by our common stockholders. These matters include the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, they are able to dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, a merger or consolidation, a takeover or another business combination.

    In addition, in our acquisition of ROBB PECK McCOOEY Financial
Services, Inc., we issued an aggregate of 100,000 shares of our Series A preferred stock to its former stockholders. The holders of our Series A preferred stock have the opportunity to vote on certain matters that would affect their rights as holders of Series A preferred stock, any issuance of our capital stock with rights greater than or equal to theirs, and any proposal for our merger or consolidation, the sale of more than 50% of our consolidated assets or any similar transaction. At the time of our January 18, 2002 offer to purchase up to 30,000 of the outstanding shares of Series A preferred stock, George E. Robb, Jr., one of our directors, and Robert M. Murphy, one of our directors and the Chief Executive Officer of our LaBranche & Co. LLC subsidiary, beneficially owned an aggregate of approximately 65.6% of our Series A preferred stock. This concentration of ownership, therefore, also could have the effect of delaying, deferring or preventing a change in control, a merger or consolidation, a takeover or another business combination.

FUTURE SALES BY EXISTING STOCKHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

    If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. As of December 31, 2001, we had outstanding 58,733,955 shares of common stock. Certain of our managing directors, including the selling stockholders, who collectively own 34,431,443 shares of common stock, are party to a stockholders' agreement. Under the stockholders' agreement, the restricted shares held by our managing directors will be eligible for sale in the public market as follows:

    - 11,307,215 shares beginning August 24, 2002;

    - 11,562,114 shares beginning August 24, 2003; and

    - 11,562,114 shares beginning August 24, 2004.

    If large amounts of these shares are sold within a short period of time, the market price of our common stock would fall.

    In addition, our directors and executive officers have agreed not to transfer their shares of our common stock for a period of 90 days after
January   , 2002. Subject to volume limitations under Rule 144, these directors and officers would be able to publicly sell substantial amounts of our common stock and thereby may depress the market price for our common stock.

UNCERTAINTIES ASSOCIATED WITH OUR ACQUISITIONS MAY CAUSE US TO LOSE KEY
PERSONNEL.

    Our current and prospective employees may experience uncertainty about their future roles with us due to the integration of our newly-acquired employees and businesses into ours. This uncertainty may adversely affect our ability to attract and retain key personnel, which would adversely affect our business and results of operations.

                        PRICE RANGE OF OUR COMMON STOCK

    Our common stock is quoted on the NYSE under the symbol "LAB." The following table sets forth for the periods indicated the high and low reported sale prices per share for our common stock as reported by the NYSE.

YEAR ENDED DECEMBER 31, 1999                                     HIGH        LOW
------------------------------------------------------------   ------     ------
Third Quarter (from August 19)..............................   $14.88     $11.13
Fourth Quarter..............................................   $13.50     $ 9.06

YEAR ENDED DECEMBER 31, 2000                                     HIGH        LOW
------------------------------------------------------------   ------     ------
First Quarter...............................................   $15.75     $11.25
Second Quarter..............................................   $17.90     $11.13
Third Quarter...............................................   $37.50     $15.00
Fourth Quarter..............................................   $40.00     $22.13

YEAR ENDED DECEMBER 31, 2001                                     HIGH        LOW
------------------------------------------------------------   ------     ------
First Quarter...............................................   $51.45     $26.75
Second Quarter..............................................   $45.17     $27.00
Third Quarter...............................................   $30.60     $19.12
Fourth Quarter..............................................   $35.11     $22.12

YEAR ENDING DECEMBER 31, 2002                                    HIGH        LOW
------------------------------------------------------------   ------     ------
First Quarter (through January 17)..........................   $36.41     $33.12

    The number of stockholders of record of common stock on January 17, 2002 was approximately 149. On January 17, 2002, the last reported sale price per share of our common stock as reported by the NYSE was $33.74.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 2001 and should be read in conjunction with the consolidated financial statements and related notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-Q for the quarterly period ended September 30, 2001, which is incorporated in this prospectus by reference.

    The following table does not reflect any shares that we may purchase, and subsequently retire, pursuant to our offer to purchase up to 30,000 shares of our Series A preferred stock ($1,000 liquidation preference per share).

                                                                    AS OF
                                                              SEPTEMBER 30, 2001
                                                              ------------------
                                                                (IN THOUSANDS)
                                                                 (UNAUDITED)
Long-term debt..............................................      $  364,586
Subordinated liabilities....................................          49,635
                                                                  ----------
    Total long-term debt and subordinated liabilities.......         414,221
                                                                  ----------
Stockholders' equity:
  Preferred stock, at carrying value, liquidation value of
    $1,000 per share; 10,000,000 shares authorized; 100,000
    shares issued and outstanding...........................          94,179
  Common stock, $0.01 par value, 200,000,000 shares
    authorized; 57,606,366 shares issued and outstanding....             576
  Options on common stock...................................          49,123
  Additional paid-in capital................................         595,637
  Retained earnings.........................................         150,925
  Unearned compensation.....................................          (7,884)
                                                                  ----------
    Total stockholders' equity..............................         882,556
                                                                  ----------
      Total capitalization..................................      $1,296,777
                                                                  ==========

                                USE OF PROCEEDS

    All proceeds from the sale of the shares of our common stock to which this prospectus relates will go to the selling stockholders. Accordingly, we will not receive any of the proceeds from the sale of the shares of our common stock offered by this prospectus.

                                DIVIDEND POLICY

    We have never declared or paid any dividends on our common stock. We currently anticipate that all future earnings will be retained by us to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operations, capital requirements, the general financial condition, contractual restrictions and general business conditions.

    In connection with our acquisition of ROBB PECK McCOOEY Financial Services, Inc., we issued 100,000 shares of our Series A preferred stock to its stockholders. On January 18, 2002, we commenced an offer to purchase up to 30,000 of the shares of Series A preferred stock. See "Summary--Recent Developments--Offer to Repurchase Preferred Stock." Each outstanding share of our Series A preferred stock entitles the holder to cumulative preferred cash dividends at an annual rate of 8% of the liquidation preference until March 15, 2005, 10% until March 15, 2006 and 10.8% thereafter. Dividends are payable on the first day of January and the first day of July of each year (or if such date is not a regular business day, then the next business day thereafter). Dividends on the issued and outstanding shares of Series A preferred stock are preferred and cumulative and accrue from the date on which they were originally issued.

                                    BUSINESS

    THE FOLLOWING DESCRIPTION OF OUR BUSINESS CONTAINS FORWARD LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD LOOKING STATEMENTS AS A RESULT OF SOME FACTORS. SEE "RISK FACTORS."

OVERVIEW

    We are a holding company that is the sole member of LaBranche & Co. LLC and owns all the outstanding stock of LaBranche Financial Services, Inc. Founded in 1924, LaBranche & Co. LLC is one of the oldest and largest specialist firms on the NYSE. We also act as a specialist in stocks and options on the AMEX. Our LaBranche Financial Services, Inc. subsidiary is a clearing broker for customers of introducing brokers, provides direct access floor brokerage services to institutional customers, provides securities clearing and other related services to individual and institutional clients, including traders, professional investors and broker-dealers, and provides front-end order execution, analysis and reporting solutions for the wholesale securities dealer market.

    As a specialist, our role is to maintain, as far as practicable, a fair and orderly market in our specialist stocks. In doing so, we provide a service to our listed companies, and to the brokers, traders and their respective customers who trade in our specialist stocks. We believe that, as a result of our commitment to providing high quality specialist services, we have developed a strong reputation among our constituencies, including investors, members of the Wall Street community and our listed companies.

    Our business has grown considerably during the past five years. Our revenues have increased from about $49.9 million in 1996 to $424.1 million in 2001, representing a compound annual growth rate of 53.4%. We have accomplished our growth both internally and through selective acquisitions. For example, since the NYSE implemented its new specialist allocation process in March 1997, we have been selected by 87 new listed companies, resulting from 178 listing interviews. In addition, we have acquired ten specialist operations since 1997, adding over 550 NYSE and AMEX common stocks and 107 AMEX-listed options for which we act as the specialist. During the past five years, we have also increased the scope of our business, as illustrated by the following data:

    - the annual dollar volume on the NYSE of stocks for which we acted as specialist increased to $2.5 trillion in 2001, from $201.4 billion in 1996. Based on these dollar volumes, we were the largest NYSE specialist firm in 2001 as compared to the sixth largest in 1996;

    - the annual share volume on the NYSE of stocks for which we act as specialist increased to 76.0 billion in 2001, as compared to 5.6 billion in 1996. Based on these share volumes, we were the largest NYSE specialist firm in 2001 as compared to the fourth largest in 1996; and

    - the total number of our NYSE common stock listings increased to 591 as of December 31, 2001, from 132 as of December 31, 1996. Based on the number of our common stock listings, we were the largest specialist firm as of December 31, 2001 as compared to the fourth largest as of December 31, 1996. In addition, we acted as the specialist for 266 other NYSE-listed securities (e.g., preferred and convertible securities) and for 57 stocks and 122 options on the AMEX.

    As of December 31, 2001, our listed companies included:

    - 104 of the S&P 500 companies; and

    - nine of the 30 companies comprising the Dow Jones Industrial Average. These listed companies are American Express, AT&T, DuPont, Eastman Kodak, Exxon Mobil, Merck, Minnesota Mining & Manufacturing, Phillip Morris and SBC Communications.

INDUSTRY BACKGROUND

  THE NYSE

    The NYSE is currently the largest securities market in the world. The market capitalization of all U.S. shares listed on the NYSE increased from about $6.8 trillion at December 31, 1996 to about $11.9 trillion at December 31, 2001, representing a compound annual growth rate of 11.8%.

    The NYSE's average daily trading volume increased from 178.9 million shares in 1991 to 1.24 billion shares in 2001, as illustrated by the following graph:

              NYSE AVERAGE DAILY TRADING VOLUME FROM 1991 TO 2001
                           (SHARE VOLUME IN MILLIONS)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

1991  179
1992   202
1993   265
1994   291
1995   346
1996   412
1997   527
1998   674
1999   809
2000  1042
2001  1240

                  Source: NYSE

    Trading on the NYSE takes place through open bids to buy and open offers to sell made by NYSE members, acting as principal or as agent for institutions or individual investors. Buy and sell orders meet directly on the trading floor through an auction process, and prices are determined by the interplay of supply and demand in that auction. In order to buy and sell securities on the NYSE, a person must first be accepted for membership in the NYSE. The number of memberships, or seats, is presently limited to 1,366, and the price of a membership depends on supply and demand. Based on recent transfers of memberships, the market price of a membership on the NYSE is about
$2.2 million. To become a member, each prospective applicant must also pass an examination covering NYSE rules and regulations.

    NYSE members are generally categorized based upon the activities in which they engage on the trading floor, such as specialists or brokers. The largest single membership group is floor brokers, which consists of both commission brokers and independent brokers. Commission brokers are employed by broker-dealer firms that are members of the NYSE and earn salaries and commissions. Independent floor brokers are brokers who independently handle orders for other broker-dealers and financial institutions.

  THE NYSE SPECIALIST

    All trading of securities on the NYSE is conducted through an auction process. The auction process for each security is managed by the exclusive specialist for that security. The specialist is a broker-dealer who applies for and, if accepted, is assigned the role to maintain a fair and orderly market in its specialist stocks. The number of specialist units on the NYSE has decreased from 37 at December 31, 1996 to nine at December 31, 2001. A recently announced transaction, if consummated, would further reduce the number of specialist units on the NYSE to eight. Of the nine specialist units, the three largest specialist units as ranked by their number of specialist stocks were responsible for about 56.0% and 69.6% of the average daily trading volume, as measured by dollar volume, in 2000 and 2001, respectively.

    A specialist firm is granted a franchise by the NYSE to conduct the auction in each NYSE-listed stock. Specialist firms conduct their auctions at specific trading posts located on the floor of the NYSE. Because the specialist firm runs the auction in its specialist stocks, it knows of all bids and offers in those stocks and gathers orders to price its stocks appropriately.

    Specialist firms compete for the original listing of stocks through an allocation process organized by the NYSE. As part of this allocation process, companies seeking a listing may select a specialist firm in one of two ways. Under the first method, the NYSE's allocation committee selects the specialist firm based on specific criteria. Under the second method, available since
March 1997, the listing company requests that the allocation committee select three to five potential specialist firms suitable for the stock, based on criteria specified by the listing company. The listing company then has the opportunity to meet with each specialist firm identified by the allocation committee. Within one week after meeting the competing specialist firms, the listing company must select one specialist firm. Currently, substantially all of the companies seeking a listing on the NYSE opt to make the final choice of their own specialist firm under the second allocation method.

    When assigned a particular stock, the specialist firm agrees to specific obligations. The specialist firm's role is to maintain, as far as practicable, trading in the stock that will be fair and orderly. This implies that the trading will have reasonable depth and price continuity, so that, under normal circumstances, a customer may buy or sell stock in a manner consistent with market conditions. A specialist firm helps market participants achieve price improvement in their trades because the best bids and offers are discovered through the auction process. In performing its obligations, the specialist firm is exposed to all transactions that occur in each of its specialist stocks on the NYSE floor. In any given transaction, the specialist firm may act as:

    - an auctioneer by setting opening prices for its specialist stocks and by matching the highest bids with the lowest offers, permitting buyers and sellers to trade directly;

    - a facilitator bringing together buyers and sellers who do not know of each other in order to execute a trade which would not otherwise occur;

    - an agent for broker-dealers who wish to execute transactions as instructed by their customers (typically, these orders are limit orders entrusted to the specialist at prices above or below the current market price); or

    - a principal using its own capital to buy or sell stocks for its own account.

    The specialist firm's decision to buy or sell shares of its specialist stocks as principal for its own account may be based on obligation or inclination. For example, the specialist firm may be obligated to buy or sell its specialist stock to counter short-term imbalances in the prevailing market, thus helping to maintain a fair and orderly market in that stock. At other times, the specialist firm may be inclined to buy or sell the stock as principal based on attractive opportunities. The specialist firm may trade at its election so long as the trade will contribute to a fair and orderly market. In actively-traded stocks, the specialist firm continually buys and sells its specialist stocks at varying prices throughout each trading day. The specialist firm's goal and expectation is to profit from differences between the prices at which it buys and sells these stocks. In fulfilling its specialist obligations, however, the specialist firm may, at times, be obligated to trade against the market, adversely impacting the profitability of the trade. In addition, the specialist firm's trading practices are subject to a number of restrictions, as described in "Operations--NYSE Rules Governing our Specialist Activities."

  RECENT TRENDS IN NYSE TRADING AND THE NYSE SPECIALIST'S ROLE

    Specialist firms generate revenues by executing trades, either as agent or principal, in their specialist stocks. Accordingly, the specialist firms' revenues are primarily driven by the volume of trading on the NYSE. This volume has increased significantly in recent years. The increase in trading volume has resulted from a number of factors, including:

    - an increase in the number of households investing in stocks;

    - an increase in the amount of assets managed through retirement plans, mutual funds, annuity and insurance products, index funds and other institutional investment vehicles;

    - the increased popularity and use of computerized trading, hedging and other derivative strategies;

    - an increase in NYSE-listed stocks due to:

       - transfers from Nasdaq;

       - an increase in listings of foreign companies; and

       - initial public offerings and spin-offs;

    - higher equity portfolio turnover by individuals and institutional investors as a result of lower commission rates and other transaction costs;

    - trading in decimal price increments;

    - an increase in the amount of shares traded due to stock splits and stock dividends; and

    - on-line trading.

    These factors have, in turn, been influenced by low interest rates and low levels of inflation.

    The NYSE has commenced trading in decimals and has increased the window for providing commission-free execution of a trade to five minutes from the previous two minutes. The NYSE is also considering the following additional changes:

    - longer trading days; and

    - trading of foreign stocks in ordinary form side by side with their American Depositary Receipts.

    We believe that trading in decimals and, if instituted, these additional changes will likely contribute to additional growth in NYSE trading volume.

    The majority of trades in NYSE-listed stocks take place through NYSE specialist firms. In 2001, specialist firms handled about 83.6% of trades in NYSE-listed stocks. Trades in NYSE-listed stocks also are generally effected as follows:

    - some stocks are listed on multiple exchanges, such as regional exchanges, and trades take place on those exchanges;

    - NYSE members may trade NYSE-listed stocks off the NYSE in the over-the-counter market; and

    - non-NYSE members may trade NYSE-listed stocks off the NYSE in over-the-counter markets.

    Technological advances have contributed to the increased trading through alternative trading systems, called ATSs, such as electronic communications networks, or ECNs, and crossing systems.

While the first ECN was created in 1969, most of the others currently in operation were started in the past few years. These systems electronically facilitate the matching of buy and sell orders that are entered by their network members. If a match does not occur, some ATSs will forward unfilled orders to other ATSs or to exchanges such as the NYSE. Some of these networks also allow limited negotiation between members to facilitate a match. These ATSs generally limit trades over their systems to their members, who are typically large financial institutions, well-capitalized traders or brokerage firms. Additionally, some ATSs have been developed to facilitate trading by retail investors. In April 1999, the SEC ruled that these networks are allowed, and in specified cases are required, to register and become subject to regulation as stock exchanges.

    The percentage of annual trading of NYSE-listed stocks on the NYSE has ranged from 82.5% to 83.7% for the past five years. It is unclear, however, how the alternative trading methods and new technologies just described or that may be developed will affect the percentage of trading in listed stocks conducted on the NYSE. The NYSE has indicated that it is studying the possibility of embracing electronic communications network technology to expand trading. ATSs may be developed, organized and operated by large brokerage houses and investment banks with more substantial capital, better access to technology and direct access to investors. As a result, these parties may be well positioned to direct trading to ATSs. These alternative trading methods may account for a growing percentage of the trading volume of NYSE-listed stocks.

    The accelerating growth of trading volume, the increase in stock prices on the NYSE in the 1990s and the more recent increased volatility of stock prices have increased the demands upon specialists. In order to fulfill their obligations, specialists are required to execute a greater number of trades in a shorter period of time with greater price volatility. In addition, specialists are called upon to take larger positions in their specialist stocks. These factors have led to a consolidation of specialist units in the past five years. We believe that the NYSE specialist market is becoming increasingly dominated by a number of large, better-capitalized specialist firms that are able to provide an enhanced level of service.

LABRANCHE'S COMPETITIVE POSITION

    We are committed to providing the highest quality service to our various constituencies. We believe our success is based on the following factors:

    - LEADING POSITION IN THE SPECIALIST MARKET. We have a long-standing reputation as one of the leading specialist firms on the NYSE. We have successfully grown our business and improved our services through widely varying market conditions. Trading in the stocks for which we acted as specialist during 2001 accounted for 27.6% of the dollar volume on the NYSE and 28.5% of the share volume. Based on these percentages, we were the largest specialist firm on the NYSE. We are continuing to develop our relationships with ATSs and to embrace new technologies in trading platforms.

    - DIVERSE AND HIGH QUALITY SPECIALIST STOCKS. Our listed companies operate in a variety of industries including financial services, media, oil and gas, retail, technology and telecommunications. Many of our listed companies are leaders in their respective fields. We believe that acting as specialist in the stocks of industry leaders will benefit us as these leading companies continue to expand their businesses through internal growth and acquisitions.

    - STRONG MARKET-MAKING SKILLS. We utilize our strong market-making skills to actively trade as principal in our specialist stocks. We believe that we significantly improve liquidity in our specialist stocks, particularly
      during periods of market volatility. In 2001, approximately   % of our
      trades were as principal as compared to an average of approximately   %
      for all NYSE specialists.

    - INNOVATIVE CUSTOMER-ORIENTED SERVICES. We are committed to providing our listed companies with a high level of service, in addition to our specialist functions on the trading floor. We provide our listed companies with detailed reports on the trading activity of their stocks. We also maintain frequent contact with a majority of our listed companies to discuss the trading in their stock. In addition, we were the first specialist firm to:

       - host an annual listed company conference;

       - publish a company newsletter; and

       - commission customer satisfaction surveys from our listed companies.

    - COMPLETED SPECIALIST ACQUISITIONS. Since 1997, we have acquired the following ten specialist operations, solidifying our position as one of the leading specialist firms:

       - a portion of the specialist operations of Stern Bros., LLC
         (July 1997);

       - Ernst, Homans, Ware & Keelips (August 1997);

       - Fowler, Rosenau & Geary, LLC (July 1998);

       - Henderson Brothers, Inc. (March 2000);

       - Webco Securities, Inc. (March 2000);

       - the assets and operations of an AMEX options specialist unit that acted as the specialist in the options of 21 common stocks (December 2000);

       - ROBB PECK McCOOEY Financial Services, Inc. (March 2001);

       - the assets and operations of another AMEX specialist firm, Cranmer & Cranmer, Inc. (August 2001);

       - the 75% interest that we did not previously own in the specialist business conducted as a joint account by us, R. Adrian & Company, LLC and Freedom Specialist Inc. (September 2001); and

       - Bocklet & Company, LLC (October 2001).

    - OTHER ACQUISITIONS. In March 2001, we also acquired Internet Trading Technologies, Inc., a company providing front-end order execution, analysis and reporting solutions for the wholesale securities dealer market.

    Our objective is to continue the growth in our revenues and profits by continuing to be aggressive in positioning ourselves in the NYSE allocation process. Between March 1997, when the NYSE adopted the new allocation procedure, and December 31, 2001, we participated in 178 selection pools for listed companies and were selected by management of the listed companies in 87 of them.

SPECIALIST COMPANIES

    As of December 31, 2001, we acted as specialist for 591 common stocks listed on the NYSE. Our listed companies operate in a variety of industries, including financial services, media, oil and gas, retail, technology and telecommunications. They range in market capitalization from some of the smallest on the NYSE to some of its largest and well-known corporations. Of our NYSE common stock listings, 123 were foreign listings as of December 31, 2001 and 69 were foreign listings as of December 31, 2000. The following is a list of our top 50 listed companies in terms of market capitalization as of December 31, 2001 in order of their respective global market capitalization:

Exxon Mobil Corporation                     Freddie Mac
GlaxoSmithKline plc                         du Pont (E.I.) de Nemours & Co.
Merck & Co., Inc.                           Wachovia Corporation
SBC Communications Inc.                     U.S. Bancorp
Tyco International Ltd.                     Banco Bilbao Vizcaya Argentaria, S.A.
Nokia Corporation                           Diageo plc
HSBC Holdings plc                           Koninklijke Philips Electronics NV
Berkshire Hathaway Inc.                     AT&T Wireless Services, Inc.
Philip Morris Companies Inc.                Lowe's Companies, Inc.
Bristol-Myers Squibb Company                ENEL S.p.A.
ChevronTexaco Corp.                         Schlumberger Ltd.
Novartis AG                                 Clear Channel Communications Inc.
Toyota Motor Corporation                    First Data Corporation
Wells Fargo & Company                       Ford Motor Company
Viacom Inc.                                 Household International Inc.
AT&T Corporation                            United Microelectronics Corporation
Lloyds TSB Group plc                        National Australia Bank Limited
Medtronic, Inc.                             ABN Amro Holding N.V.
Taiwan Semiconductor Manufacturing Company  Nomura Holdings, Inc.
Schering-Plough Corporation                 Emerson Electric Co.
Nippon Telegraph & Telephone Corporation    Qwest Communications International Inc.
ING Groep NV                                Lucent Technologies Inc.
Eni S.p.A.                                  The News Corporation Limited
American Express Company                    Waste Management, Inc.
Minnesota Mining & Manufacturing Company    Kraft Foods Inc.

OPERATIONS

  NYSE RULES GOVERNING OUR SPECIALIST ACTIVITIES

    Under the NYSE rules, a specialist has a duty to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In order to fulfill its obligations, the specialist must at times trade for its own account, even when it may adversely affect the specialist's profitability. In addition, under some circumstances, the specialist is prohibited from making trades as principal in its specialist stocks. The specialist's obligations are briefly described below.

    REQUIREMENT TO TRADE AS PRINCIPAL. A specialist must buy and sell securities as principal when necessary to minimize an actual or reasonably anticipated short-term imbalance between supply and demand in the auction market. The specialist must effect these transactions when their absence could result in an unreasonable lack of continuity and/or depth in their specialist stocks. The specialist is not expected to act as a barrier in a rising market or a support in a falling market, but must use its own judgment to try to keep such price increases and declines equitable and consistent with market conditions.

    A specialist must make firm and continuous two-sided quotations that are timely and that accurately reflect market conditions. In making these quotations, the specialist's transactions are calculated to contribute to the maintenance of price continuity with reasonable depth. Following is an illustration of how a specialist acts as principal to maintain price continuity:

    The most recent sale in a listed stock was $50, the best public bid (to buy) on the specialist's book is $49.75, and the best public offer (to sell) on the book is $50.25. A broker who wants to buy 100 shares at the market in this instance without a specialist would purchase at $50.25, the offer price. Similarly, a broker seeking to sell 100 shares without a specialist would receive $49.75 the bid price. The specialist, who is expected to provide reasonable price continuity, in this case might narrow the quote spread by offering or bidding for stock for its own account. In this instance, the broker who wants to buy 100 shares might buy at $50.0625 from the specialist, as opposed to buying the same amount of shares from the best offer of $50.25, thereby offering price improvement to the customer. In the next trade, a broker willing to sell 100 shares might sell to the specialist at $50, as opposed to selling to the best available bid of $49.75, again achieving price improvement for the customer.

    TRADING RESTRICTIONS. In trading for its own account, the specialist must avoid initiating a market-destabilizing transaction. All purchases and sales must be reasonably necessary to permit the specialist to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In addition, the specialist must comply with the following trading requirements:

    - A specialist must first satisfy a customer's market buy order (an order to buy at the prevailing market price) before buying any stock for its own account. Similarly, a specialist must first satisfy a customer's market sell order (an order to sell at the prevailing market price) before selling any stock for its own account.

    - A specialist must first satisfy a customer's limit order held by it before buying or selling at the same price for its own account. A limit order is an order either to buy only at or below a specified price, or to sell only at or above a specified price. A specialist may not have priority over any customer's limit order. A specialist, however, may buy or sell at the same price as a customer limit order as long as that limit order is executed first.

    - If a public buyer wants to buy at a particular price and a seller wants to sell at the same price, the buyer and seller trade directly with each other, and the specialist should not interfere in the transaction.

    - The specialist does not charge commissions for trades in which it acts as a principal.

    - Except in some circumstances in less active markets, the specialist may not, without permission from an NYSE official, initiate destabilizing trades for its own account which cause the stock price to rise or fall.

    - Any transactions by the specialist for its own account must be effected in a reasonable and orderly manner in relation to the condition of the general market, the market in the particular stock and the adequacy of the specialist's position to the immediate and reasonably anticipated needs of the market.

    In addition, the specialist cannot be in a control relationship with any of its listed companies. This means a specialist may not acquire more than 5% of any common or preferred issue of its specialist stocks and may not own 10% or more of any common or preferred stock. A specialist may not hold any position as an officer or director or receive payments or loans or engage in business transactions with any of its listed companies.

RISK MANAGEMENT

    Because our specialist activities expose our capital to significant risks, managing these risks is a constant priority for us. Our central role in the auction process helps us to reduce risks by enabling us to incorporate up-to-date market information in the management of our inventory, subject to our specialist obligations. In addition, we have developed a risk management process, which is designed to balance our ability to profit from our specialist activities with our exposure to potential losses. Our risk management process includes participation by our executive operating committee, our floor management committee, our floor team captains and our specialists. These parties' roles are described as follows:

    EXECUTIVE OPERATING COMMITTEE. Our executive operating committee is composed of Michael LaBranche, Anthony M. Corso, Alfred O. Hayward, Jr., Robert
M. Murphy and James G. Gallagher. This committee is responsible for approving all risk management policies and trading guidelines for particular specialist stocks, after receiving input and proposals by the floor management committee. In addition, our executive operating committee reviews all unusual situations reported to it by our floor management committee.

    FLOOR MANAGEMENT COMMITTEE. Our floor management committee is composed of Anthony M. Corso, Alfred O. Hayward, Jr., Robert M. Murphy, John McGraner, Michael Nichols, Thomas McLaughlin and Gene McCarthy. This committee is responsible for formulating and overseeing our overall risk management policies and risk guidelines for each of our specialist stocks. In arriving at these policies and guidelines, our floor management committee considers the advice and input of our floor team captains. Our floor management committee meets with all floor team captains no less than once a month to review and, if necessary, revise the risk management policies for our company as a whole and/or for particular specialist stocks. In addition, a member of our floor management committee is always available on the trading floor to review and assist with any unusual situations reported by a captain. Our floor management committee reports to our executive operating committee about each of these situations.

    FLOOR TEAM CAPTAINS. We have 13 floor team captains who monitor the activities of our specialists throughout the trading day from various positions at our trading posts. The captains observe trades and constantly review trading positions in real-time through our information systems. In addition, the captains are readily available to assist our specialists in determining when to deviate from our policies and guidelines to react to any unusual situations or market conditions. The captains must report these unusual situations to management, including any deviations from our policies and guidelines. Captains meet with each specialist at least once a week to evaluate the specialist's adherence to our risk management policies and guidelines. Captains also meet among themselves at least twice weekly to review risk policies and guidelines and, if appropriate, make new recommendations to the floor management committee.

    SPECIALISTS. Our specialists conduct auctions based upon the conditions of the marketplace. In doing so, specialists observe our risk management policies and guidelines as much as practicable. Specialists must immediately notify a captain of any unusual situations or market conditions requiring a deviation from our policies and guidelines.

    We rely heavily on our information systems in conducting our risk management. Management members and captains must constantly monitor our positions and transactions in order to mitigate our risks and identify troublesome trends as they occur. We have invested substantial capital in real-time, on-line systems which give management instant access to specific trading information at any time during the trading day, including:

    - our aggregate long and short positions;

    - the various positions of any one of our trading professionals;

    - our overall position in a particular stock;

    - capital and profit-and-loss information on an aggregate, per specialist or per issue basis; and

    - average position size.

    CIRCUIT BREAKER RULES. The NYSE has instituted certain circuit breaker rules intended to halt trading in all NYSE-listed stocks in the event of a severe market decline. The circuit breaker rules impose temporary halts in trading when the Dow Jones Industrial Average drops a certain number of points. Effective January 2, 2001, circuit breaker levels are set quarterly at 10, 20 and 30 percent of the Dow Jones Industrial Average closing values of the previous month, rounded to the nearest 50 points.

LISTED COMPANY SERVICES

    We are committed to providing our listed companies with a high level of service, in addition to our specialist functions on the trading floor. We have a Corporate Relations Department, consisting of 17 full-time employees and one independent consultant devoted to serving our listed companies. The most important function of the Corporate Relations Department is to provide current information to the listed companies. Upon request, our Corporate Relations Department provides our listed companies with the following reports:

    - daily reports on the trading results of their stock;

    - real-time data regarding intra-day trading activity in their stock; and

    - weekly, monthly and yearly reports which analyze short and long term trading trends in their stock.

    In addition to providing trading information, we help to educate our listed companies on general market trends. We organize annual educational conferences that review trends in the securities industry and NYSE trading. We also publish for and distribute to our listed companies a periodic newsletter that reviews market trends. Finally, we survey our specialist companies annually on the quality of our services, and use the information obtained in these surveys to continually improve our services.

DIRECT ACCESS BUSINESS

    The Institutional Client Group division of our LaBranche Financial
Services, Inc. subsidiary places its customers in direct contact with the NYSE. Utilizing its easy-to-use web-based technology, this division provides institutional customers with the choice of two conduits for sending their order flow directly to the point of sale on the floor of the NYSE. Orders that require special attention can be sent to one of this division's licensed floor brokers for customized handling. Otherwise, the customer can send its orders directly to the specialist's order book using the NYSE's Super-Dot system. This division's brokers take advantage of the NYSE's advanced wireless technology to communicate directly with its trading customers. By employing the advanced technology, its customers receive extremely fast trade executions and confirmations. All customer orders are treated with strict confidentiality and anonymity, allowing for the best execution with the least market impact. In addition, this division's customers are given all the benefits of straight-through, seamless trade processing. LaBranche Financial Services also clears and delivers the trades directly to its customers' depository accounts.

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
NYSE MEMBERSHIPS

    NYSE memberships are granted only to individuals, and each individual specialist must own or lease a NYSE membership. As of December 31, 2001, we had 109 specialists, each of whom owned or leased a membership under the following arrangements:

    - 10 memberships were owned directly by 10 of our employees;

    - 33 were owned by specialists, all of which have financed by us pursuant to so-called A-B-C agreements; and

    - 66 were leased by us from other individual members and we pay and guarantee the lease payments.

    In addition, our LaBranche Financial Services, Inc. subsidiary owns two seats directly and two seats are owned by its employees. LaBranche & Co. LLC also owns three seats and leases two seats, which will be used by its current employees.

AMEX SPECIALIST UNIT

    In December 2000, we purchased the assets and operations of an AMEX options specialist unit and, in August 2001, we expanded our AMEX specialist activities by purchasing the assets and operations of another AMEX specialist firm, Cranmer & Cranmer, Inc. Our AMEX specialist business is conducted by our LaBranche & Co. LLC subsidiary. This unit acts as the specialist in 57 stocks and 122 options. We believe that these acquisitions enhance our commitment to the listed auction market and are important steps in the implementation of our growth strategy. As of December 31, 2001, the nine AMEX memberships utilized by this specialist unit were leased by eight specialist employees of that unit, while one membership was owned directly by an employee. LaBranche & Co. LLC pays and guarantees the rental payments due under these leases.

OUR INFORMATION AND COMMUNICATIONS SYSTEMS AND THE NYSE SUPER-DOT SYSTEM

    As a self-clearing broker-dealer, we have made significant investments in our trade processing systems. Our use of and dependence on technology have allowed us to maintain our significant growth over the past several years. In addition to using consultants who primarily service the specialist industry, we have an in-house information technology staff. We currently clear an average of about 110,000 principal trades per day. Our information systems send and receive data from the NYSE through a dedicated data feed.

    Our systems enable us to monitor, on a real-time basis, our profits and losses along with our trading positions. The NYSE supplies us with specialist position reporting system terminals both on the trading floor and in our offices. These terminals allow us to monitor our trading profits and losses as well as our positions.

    We have a back-up disaster recovery center in New Jersey. The back-up system operates as a mirror image of our primary computer system in New York City as we have a direct connection between the two sites which we utilize to back-up all data on an hourly basis. We also test both systems on a regular basis to assure that they are fully operational.

    In executing trades on the NYSE, we receive electronic orders from the Super-DOT system, an order routing system operated by the NYSE. The Super-DOT System is designed to handle individual orders of up to 100,000 shares and is essentially an electronic broker. Orders that originate through the Super-DOT system are routed directly to us through our computer system at the NYSE. When we receive an order from the Super-DOT system, we conduct the same auction process and we are subject to the same obligations as with any other order.

    Our information technology staff has developed software which enables our corporate relations staff and our specialists to share information with each other regarding upcoming company and industry conferences. In addition, we monitor each of our specialist stocks intra-day to see if there are any significant price and/or volume variances of which we should alert the listed company. This has proven to be a valuable customer service tool.

OUR PROPRIETARY TRADING

    In 1995, we initiated a proprietary trading program, seeking to leverage our trading and market experience. Our strategy is short-term oriented, and most of our positions are intra-day and not held overnight. Our five traders focus primarily on stocks listed on the NYSE. In 2001, we derived 0.3% of our revenues from our proprietary trading. Our proprietary trading desk utilizes a Windows NT based trade reporting system which captures all trades executed by the trading desk and marks all positions to market. We are not permitted to trade in stocks for which we act as specialist.

    We have taken the following actions to manage the risks associated with our proprietary trading:

    - for 2001, we limited our capital commitment for our individual proprietary traders to an aggregate maximum of $24.8 million intra-day and overnight positions of up to $17.8 million per day; and

    - each of our proprietary traders has specific trading limits, which may not be exceeded without the approval of executive management. Our most experienced trader may invest up to $12.0 million per day and may hold overnight positions up to $7.5 million. Each of our other traders has daily investment limits of $5.0 million or less and overnight investment limits of $3.2 million or less, depending on his experience.

MARKETING

    It is a priority for our management to proactively identify potential listing companies before the allocation process begins. We contact these companies and commence our marketing efforts upon determining that they are considering listing on the NYSE. Our marketing efforts typically consist of members of our management group visiting with the companies that are considering listing on the NYSE and describing our services. We also provide written literature describing our operations, our listed companies, our more than 75-year history as a specialist firm and our industry in general.

REGULATORY MATTERS

  GENERAL

    The securities industry in the United States, including all broker-dealers, is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NYSE and the AMEX require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets.

    As two of our subsidiaries are broker-dealers, we are subject to regulations concerning operational and financial aspects of our business. We are subject to extensive registration requirements with various government entities and self-regulatory organizations, commonly referred to as SROs, with which we must comply before we can conduct our business. We are also subject to laws, rules and regulations forcing us to comply with financial reporting requirements, trade practices, capital structure requirements, and record retention requirements governing the conduct of our directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business.

    As a NYSE specialist firm, we are under constant review by the NYSE on all aspects of our operations and financial condition. As part of the price discovery mechanism implemented by the NYSE, every specialist transaction is published immediately on the tape and is broadcast worldwide. The NYSE also employs sophisticated monitoring and stringent rules approved by the SEC. The

NYSE's Market Surveillance Division examines specialists' trading in all stocks, every trading day, including specialists' decisions to trade or to not trade as principal.

  CAPITAL REQUIREMENTS

    As a NYSE specialist and broker-dealer, we are subject to SEC Rule 15c3-1, which requires minimum net regulatory capital. We are required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of our aggregate indebtedness, as defined. At December 31, 2001, our net capital, as defined by this rule, was $484.2 million and exceeded minimum requirements by $481.4 million.

    The NYSE also requires members registered as specialists to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own net liquid assets, their position requirement. Under changes to Rule 104, effective October 30, 2000, the NYSE's minimum net liquid asset requirements, specialist units that exceed five percent in any of the NYSE's four concentration measures must maintain minimum net liquid assets based upon the securities for which they act as the specialist. The requirements state that the net liquid assets must be equivalent to $4.0 million for each stock in the Dow Jones Industrial Average, $2.0 million for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million for each stock in the S&P 500 Stock Price Index, excluding stocks included in the previous classification, $500,000 for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 for each stock not included in any of the above classifications. In addition, the NYSE requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist entities to maintain net liquid assets equivalent to the greater of either (1) the aggregate net liquid assets of the specialist entities prior to their combination or (2) the new capital requirements prescribed under Rule 104. LaBranche & Co. LLC's net liquid asset requirement was $446.0 million as of December 31, 2001, and it actually had net liquid assets of $491.5 million. "Net liquid assets" for a specialist firm that also engages in transactions other than specialist activities is based upon its excess net capital as determined in accordance with SEC Rule 15c3-1.

    As registered broker-dealers and NYSE member firms, our former subsidiaries, Henderson Brothers Inc. and ROBB PECK McCOOEY Clearing Corporation were also subject to SEC Rule 15c3-1, as adopted and administered by the NYSE. Under the alternative method permitted by the rule, the minimum required net capital for each subsidiary as of December 31, 2001 was equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2001, Henderson Brothers Inc.'s and ROBB PECK McCOOEY Clearing Corporation's combined net
capital as defined under SEC Rule 15c3-1 was $   million and exceeded minimum
requirements by $   million.

    Effective as of the close of business on December 31, 2001, Henderson Brothers, Inc. and Internet Trading Technologies, Inc., another former subsidiary, merged with and into ROBB PECK McCOOEY Clearing Corporation, which then changed its name to LaBranche Financial Services, Inc. and continues to be a registered broker-dealer and NYSE member firm.

    Failure to maintain the required net capital and net liquid assets may subject us to suspension or revocation of SEC registration or suspension or expulsion by the NYSE.

COMPETITION

    We obtain each of our new listings on the NYSE by participating in an allocation process. As part of this process, either the allocation committee of the NYSE or the listing company chooses the specialist firm. We compete with other specialist firms based on a number of factors, including:

    - the strength of our capital base;

    - our willingness to commit our own capital and trade for our own account while conducting our specialist operations; and

    - the ancillary services we offer our specialist companies, such as providing information on the trading activities in their stocks.

    The following is a list of the remaining specialist units as of December 31, 2001, listed in order of their number of common stock listings:

    - LaBranche & Co. LLC

    - Spear Leeds & Kellogg Specialist

    - Fleet Meehan Specialist, Inc.

    - Wagner Stott Bear Specialists, LLC

    - Van Der Moolen Specialists USA

    - Performance Specialist Group, LLC

    - Susquehanna Specialists, Inc.

    - Lyden Dolan Nick & Co. LLC (in the process of being acquired by Van Der Moolen Specialists USA)

    - Walter N. Frank & Co. LLC

    The competition for obtaining new listed companies is intense. We expect competition to continue and intensify in the future. Some of our competitors may have significantly greater financial resources than we have and may also have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listed company requirements. They may also be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from the consolidation may have a stronger capital position. This trend has intensified the competition in our industry. We cannot be sure that we will be able to compete effectively with our current or future competitors. We also cannot be sure that the competitive pressures we face will not have an adverse effect on our business, financial condition and/or operating results.

EMPLOYEES

    As of December 31, 2001, we had 545 full-time employees, including 53 managing directors, with:

    - 118 specialists, including 47 managing directors and nine AMEX options specialists;

    - 244 trading assistants;

    - 17 corporate relations department employees;

    - 54 clearing operations employees; and

    - 112 management, administration and finance staff, including six managing directors.

    Our employees are not covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage. We consider our employee relations to be good.

PROPERTIES

    Our corporate offices are located at One Exchange Plaza, New York, New York. We lease about 36,000 square feet under four separate leases, expiring in January 2008. We also lease about 45,000 square feet at 120 Broadway, New York, New York, expiring in March 2008. In addition, we lease four trading posts on the floor of the NYSE. We believe that our current leased space is suitable and adequate for the operation of our business as presently conducted and as contemplated to be conducted in the immediate future.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceeding.

                                   MANAGEMENT

Our directors and executive officers are as follows:

NAME                                                 AGE                              POSITION
----                                        ----------------------                    --------
Michael LaBranche.........................                      46   Chairman, Chief Executive Officer and
                                                                     President
Robert M. Murphy..........................                      46   Chief Executive Officer of LaBranche & Co.
                                                                     LLC and Director
James G. Gallagher........................                      54   Executive Vice President and Director
Alfred O. Hayward, Jr.....................                      53   Executive Vice President and Director
S. Lawrence Prendergast...................                      60   Executive Vice President, Finance and
                                                                     Director
Harvey S. Traison.........................                      62   Senior Vice President, Chief Financial
                                                                     Officer and Director
E. Margie Filter..........................                      61   Director
Thomas E. Dooley..........................                      45   Director
George E. Robb, Jr........................                      45   Director
David A. George...........................                      59   Director

    MICHAEL LABRANCHE has been our Chairman, Chief Executive Officer and President since our initial public offering in August 1999. Mr. LaBranche has served as Chairman of the Managing Committee of LaBranche & Co. LLC since 1996, as a member of the Managing Committee of LaBranche & Co. LLC since 1988 and as a specialist with LaBranche & Co. LLC since 1977. He currently is a Governor of the NYSE and is a member of the NYSE's Market Performance Committee.

    ROBERT M. MURPHY became a member of our board of directors on March 16, 2001, when we acquired ROBB PECK McCOOEY Financial Services, Inc., and has been the Chief Executive Officer of LaBranche & Co. LLC since March 16, 2001. From 1985 to March 2001, Mr. Murphy was an Executive Vice President and director of ROBB PECK McCOOEY Financial Services, Inc. and served as Vice Chairman, President and Chief Executive Officer of ROBB PECK McCOOEY Specialist Corporation. Mr. Murphy is currently a Vice-Chairman of the Board of Directors of the NYSE. He also serves on the NYSE's Market Performance Committee, Finance and Audit Committee, Committee for Review, Technology Planning and Oversight Committee and subcommittee on Floor Facilities. Previously, he was a NYSE governor and floor official.

    JAMES G. GALLAGHER has been our Executive Vice President and a director since our initial public offering in August 1999. Mr. Gallagher has served as a member of the Managing Committee of LaBranche & Co. LLC since 1998. From 1980 to July 1998, Mr. Gallagher was a specialist and Managing Partner with Fowler, Rosenau & Geary, LLC. Mr. Gallagher is currently a NYSE Senior Floor Official, and has also served for eight years as a NYSE Floor Governor.

    ALFRED O. HAYWARD, JR. has been our Executive Vice President and a director since our initial public offering in August 1999. Mr. Hayward has been a specialist with LaBranche & Co. LLC since 1983 and has served as a member of the Managing Committee of LaBranche & Co. LLC since 1994. He currently sits on the NYSE Arbitration Panel and is involved with NYSE education programs.
Mr. Hayward has served as a NYSE Floor Official and has also served as the chairman of the NYSE's Allocation Committee.

    S. LAWRENCE PRENDERGAST has been our Executive Vice President, Finance and a director since our initial public offering in August 1999. From May 1997 to August 1999, Mr. Prendergast was the Chairman and CEO of AT&T Investment Management Corp. Prior to 1997, Mr. Prendergast was the

Vice President and Treasurer of AT&T for 14 years. Mr. Prendergast currently is a director of AT&T Investment Management Corp., a money management subsidiary of AT&T.

    HARVEY S. TRAISON has been our Senior Vice President and Chief Financial Officer and a director since March 2000. As of December 31, 1999, Mr. Traison retired from the position of Vice President, Treasurer and as a member of the Board of Directors of DaimlerChrysler North America Holding Corporation and DaimlerChrysler Canada Finance Inc. Mr. Traison joined Daimler-Benz (a predecessor of DaimlerChrysler) in 1984.

    E. MARGIE FILTER has been a director since October 1999. Ms. Filter joined Xerox Corporation in 1973, and is currently Vice President, Treasurer and Secretary of Xerox Corporation and President and Chief Executive Officer of Xerox Credit Corporation. Ms. Filter is also a director of Baker Hughes Inc. and Briggs and Stratton Corporation.

    THOMAS E. DOOLEY has been a director since March 2000. Mr. Dooley is Co-Chairman and Chief Executive Officer of DND Capital Partners, a venture capital and investment advisory firm that specializes in the media and telecommunications markets. Prior to forming DND Capital Partners in June 2000, Mr. Dooley was Deputy Chairman of Viacom Inc. He was also a member of Viacom's Executive Committee, its Board of Directors and held the title of Executive Vice President, Finance, Corporate Development and Communications. Mr. Dooley currently is a director of the International Radio & Television Society, and is a member of the Cable and Telecommunications Association for Marketing (CTAM), the Museum of Television and Radio and the American Management Association.

    GEORGE E. ROBB, JR. became a member of our board of directors on March 16, 2001, when we acquired ROBB PECK McCOOEY Financial Services, Inc. From 1976 to March 2001, Mr. Robb was employed by ROBB PECK McCOOEY Financial Services, Inc. as a specialist, and from 1985 to March 2001, was a member of the Executive Committee of its board of directors and President and a director of its specialist subsidiary, ROBB PECK McCOOEY Specialist Corporation. He became a specialist in 1977, and has over 25 years of experience in the specialist business.

    DAVID A. GEORGE became a member of our board of directors on June 1, 2001. From May 1999 to December 2001, Mr. George was a senior director of Goldman Sachs Group, Inc., the public holding company and parent of Goldman, Sachs & Co. From 1994 to May 1999, Mr. George was a limited partner and advisor of Goldman, Sachs & Co. Mr. George also served as a member of the management committee and senior director of Goldman, Sachs & Co. from 1988 to 1994. Mr. George joined Goldman Sachs in 1973 in the Investment Banking Division and held numerous positions, including head of the Operations, Technology and Finance Division and the Private Financing division. Mr. George also served as Goldman Sachs' Chief Financial Officer and as chairman of its Finance Committee, Compensation Committee, Global Tax Policy Committee and Global Compliance and Control Committee. From 1968 to 1973, Mr. George was an attorney at the law firm of Dewey, Ballantine, Bushby, Palmer & Wood. Mr. George is a trustee of New York Presbyterian Hospital and co-chairman of the board of directors of the Friends Academy.

    There are no family relationships among any of our directors and executive officers.

                              SELLING STOCKHOLDERS

    The following table identifies the selling stockholders and sets forth information with respect to their beneficial ownership of our common stock.

    As of December 31, 2001, 58,733,955 shares of our common stock were outstanding. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which that person may be deemed a beneficial owner within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which the person has no economic interest.

    The selling stockholders are some of our managing directors who obtained the shares of our common stock to which this prospectus relates in connection with our reorganization from partnership to corporate form prior to the initial public offering of our common stock in August 1999.

    The selling stockholders will enter into prepaid forward contracts pursuant to which DECS Trust IX will agree to purchase the shares of our common stock covered by this prospectus from the selling stockholders on or about the third anniversary of the date of the contracts. DECS Trust IX will publicly offer DECS securities, which will represent the rights of investors to receive shares of the selling stockholders' common stock upon termination of DECS Trust IX. The selling stockholders will remain the beneficial owners of the shares of our common stock covered by the prepaid forward contracts unless and until the selling stockholders elect or are required to deliver the shares to the trust pursuant to the prepaid forward contracts. You should read the prospectus of DECS Trust IX for a description of, among other things, the prepaid forward contracts and the DECS securities. The information in the table assumes that the underwriters will not exercise their right to purchase additional DECS securities in the offering of the DECS securities.

                                             PERCENTAGE OF     SHARES UNDERLYING                           PERCENTAGE OF
                       SHARES BENEFICIALLY    SHARES OWNED    SECURITIES EXPECTED  SHARES BENEFICIALLY  SHARES BENEFICIALLY
                         OWNED PRIOR TO       PRIOR TO THE     TO BE SOLD IN THE       OWNED AFTER          OWNED AFTER
NAME OF BENEFICIAL          THE DECS        DECS SECURITIES     DECS SECURITIES       DECS TRUST IX        DECS TRUST IX
OWNER                  SECURITIES OFFERING    OFFERING(1)         OFFERING(2)        TERMINATION(2)      TERMINATION(1)(2)
------------------     -------------------  ----------------  -------------------  -------------------  -------------------

------------------------

(1) Based on the number of shares outstanding on December 31, 2001.

(2) Assumes that the selling stockholders will deliver 3,500,000 shares to the trust pursuant to the prepaid forward contracts. Michael LaBranche, our Chairman, Chief Executive Officer and President, and James G. Gallagher, our Executive Vice President, will not be selling any of their shares of common stock in this offering or the DECS securities offering. The selling stockholders may deliver fewer shares or may choose to settle their obligations under the DECS securities in cash. See the trust prospectus for a description of the obligations of the selling stockholders in the DECS offering. In the event the over-allotment option described in the trust prospectus is exercised, the maximum aggregate number of shares deliverable to the trust would be 4,025,000 shares.

    The selling stockholders are party to a stockholders' agreement under which they have agreed to a number of restrictions on ownership and transfer of our common stock. Pursuant to the stockholders' agreement, one-third of the selling stockholders' shares are not eligible to be sold until August 24, 2002. An additional one-third are not eligible to be sold until August 24, 2003 and the remaining one-third are not eligible to be sold until August 24, 2004.

    In addition, notwithstanding the restrictions described above, each selling stockholder agreed that for so long as he or she remains in the employ of us or any of our subsidiaries, he or she must at all times be the sole beneficial owner of 25% or more of the aggregate number of shares of common stock
(1) beneficially owned by that selling stockholder on August 24, 1999 and
(2) that is acquired by that selling stockholder after August 24, 1999, regardless of any disposition of common stock after that date.

    We have agreed to waive all of the above transfer restrictions set forth in the stockholders' agreement in order to enable the selling stockholders to offer and sell the shares of common stock represented by this prospectus.

                              PLAN OF DISTRIBUTION

    Under the prepaid forward contracts, DECS Trust IX has agreed, subject to the terms and conditions set forth in those contracts, to purchase from the selling stockholders named in this prospectus a number of shares of our common stock equal to the total number of DECS securities to be purchased by the underwriters from the trust under an underwriting agreement (including any DECS securities to be purchased by the underwriters upon exercise of an over-allotment option plus the number of DECS securities purchased by Salomon Smith Barney Inc., who sponsored the formation of the trust, in connection with the organization of the trust) among Salomon Smith Barney Inc., ABN AMRO Rothschild LLC, Jefferies & Company, Inc., the trust, the selling stockholders and us. Under the terms of the prepaid forward contracts, each selling
stockholder is obligated to deliver to the trust on February   , 2005 (or such
later date elected by the selling stockholders) a number of shares of our common stock (or, at the option of the selling stockholders, the cash equivalent of those shares) and/or any other consideration permitted or required by the terms of the prepaid forward contracts, that are expected to have the same value as the shares of our common stock to be delivered under the DECS securities.

    In connection with the DECS securities offering, the underwriters may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of DECS securities or our common stock in excess of the number of DECS securities to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the DECS securities or our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of DECS securities or our common stock made for the purpose of preventing or retarding a decline in the market price of the DECS securities or our common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when one of the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchases DECS securities or our common stock originally sold by the syndicate member. These activities may cause the price of DECS securities or our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the NYSE or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

    The expenses of the DECS securities offering, not including the underwriting
discount, are estimated at $      , all of which are payable by the selling
stockholders.

    We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

OTHER RELATIONSHIPS

    Salomon Smith Barney Inc., ABN AMRO Incorporated and Jefferies & Company, Inc. acted as underwriters in the initial public offering of our common stock in August 1999. Salomon Smith Barney Inc. and ABN AMRO Incorporated acted as initial purchasers in our public debt offerings. All three are acting as underwriters in the concurrent offering of the DECS securities of DECS Trust IX. We act as specialist for the American Depository Receipts and preferred stock of ABN Amro Holding N.V. and for the common stock of Jefferies Group, Inc., all of which are traded on the NYSE.

NO SALES OF SIMILAR SECURITIES

    We and certain of our executive officers and directors have agreed, with exceptions, not to offer, sell, contract to sell or otherwise dispose of, or transfer, any of our common stock or warrants, rights, options or other securities convertible into or exchangeable for LaBranche common stock for 90 days after the effective date of the registration statement of which this prospectus forms a part without first obtaining the written consent of Salomon Smith Barney Inc. and us. George E. Robb, Jr., one of our directors, has instituted a 10b5-1 sale program pursuant to which he has designated up to 100,000 shares to be sold when certain stock price targets are met.

    The agreement described above will not restrict our ability or the ability of the selling stockholders to take any of the actions listed above in connection with the offering by the trust of the DECS securities or any delivery of shares of our common stock under the terms of the prepaid forward contracts.

                                 LEGAL MATTERS

    For the purpose of this offering, our outside counsel, Fulbright & Jaworski L.L.P., New York, New York, is giving its opinion on the validity of the shares of our common stock. Certain legal matters are being passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

    The audited financial statements and schedules of LaBranche & Co Inc. and Subsidiaries incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

    The audited financial statements of ROBB PECK McCOOEY Financial
Services, Inc. incorporated by reference in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the shares of our common stock being offered through this prospectus. This prospectus is part of a
registration statement we filed with the SEC (Registration No. 333-       ).

    - Our annual report on Form 10-K for the fiscal year ended December 31, 2000.

    - Our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2001, June 30, 2001 and September 30, 2001.

    - Our current reports on Form 8-K filed on January 19, 2001, March 22, 2001, June 1, 2001, October 24, 2001 and January 18, 2002.

    - The description of our common stock contained in our registration statement on Form 8-A (File No. 001-15251) filed on August 16, 1999.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              LaBranche & Co Inc.
                               One Exchange Plaza
                            New York, New York 10006
                    Attention: Investor Relations Department
                            Phone No. (212) 425-1144

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,500,000 Shares

                                     [LOGO]

                                  COMMON STOCK

                                     ------

                              P R O S P E C T U S

                                        , 2002

                                   ---------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting accounts and commissions) are estimated to be as follows:

SEC Registration Fee........................................  $ 12,616.12
Accounting fees and expenses................................  $ 50,000.00
Legal fees and expenses.....................................  $100,000.00
Printing fees...............................................  $ 35,000.00
Miscellaneous...............................................  $ 17,383.88
                                                              -----------
  Total.....................................................  $215,000.00
                                                              ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporate Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. The By-Laws of the Registrant contain provisions for the indemnification of directors, officers and employees within the limitations permitted by Section 145. The Company's officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

         NO.            DESCRIPTION
         ---            -----------
         1.1            Form of Underwriting Agreement.*
         4.1            Amended and Restated Certificate of Incorporation of
                        LaBranche & Co Inc. (incorporated by reference to Exhibit
                        3.1 of our annual report on Form 10-K for the year ended
                        December 31, 2000 (SEC File No. 1-15251)).
         4.2            Amended and Restated Bylaws of LaBranche & Co Inc.
                        (incorporated by reference to Exhibit 3.2 of our annual
                        report on Form 10-K for the year ended December 31, 2000
                        (SEC File No. 1-15251)).
         5.1            Opinion of Fulbright & Jaworski L.L.P. regarding legality.
        23.1            Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
                        5.1).
        23.2            Consent of Arthur Andersen LLP.
        23.3            Consent of PricewaterhouseCoopers LLP.
        24.1            Power of Attorney (included on signature page).

------------------------

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on the 17th day of January, 2002.

                                                       LABRANCHE & CO INC.

                                                       By:        /s/ GEORGE M.L. LABRANCHE, IV
                                                            -----------------------------------------
                                                                    George M.L. LaBranche, IV
                                                               CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                            ------------------------

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George M.L. LaBranche, IV and Harvey S. Traison, or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                                                       Chairman, Chief Executive
            /s/ GEORGE M.L. LABRANCHE, IV                Officer, and President
     -------------------------------------------         (Principal Executive         January 17, 2002
              George M.L. LaBranche, IV                  Officer)

             /s/ S. LAWRENCE PRENDERGAST
     -------------------------------------------       Executive Vice President,      January 17, 2002
               S. Lawrence Prendergast                   Finance and Director

                                                       Senior Vice President, Chief
                /s/ HARVEY S. TRAISON                    Financial Officer and
     -------------------------------------------         Director (Principal          January 17, 2002
                  Harvey S. Traison                      Financial Officer)

                /s/ THOMAS E. DOOLEY
     -------------------------------------------       Director                       January 17, 2002
                  Thomas E. Dooley

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                /s/ E. MARGIE FILTER
     -------------------------------------------       Director                       January 17, 2002
                  E. Margie Filter

               /s/ JAMES G. GALLAGHER
     -------------------------------------------       Director                       January 17, 2002
                 James G. Gallagher

             /s/ ALFRED O. HAYWARD, JR.
     -------------------------------------------       Director                       January 17, 2002
               Alfred O. Hayward, Jr.

                /s/ ROBERT M. MURPHY
     -------------------------------------------       Director                       January 17, 2002
                  Robert M. Murphy

               /s/ GEORGE E. ROBB, JR.
     -------------------------------------------       Director                       January 17, 2002
                 George E. Robb, Jr.

                 /s/ DAVID A. GEORGE
     -------------------------------------------       Director                       January 17, 2002
                   David A. George

                 /s/ TODD A. GRABER                    Vice President, Finance
     -------------------------------------------         (Principal Accounting        January 17, 2002
                   Todd A. Graber                        Officer)